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April 22, 2019

Re:	Luckin Coffee Inc. (CIK No. 0001767582) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on April 5, 2019

Confidential

Ms. Effie Simpson

Ms. Theresa Brillant

Mr. John Stickel

Mr. J. Nolan McWilliams

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Simpson, Ms. Brillant, Mr. Stickel and Mr. McWilliams:

On behalf of our client, Luckin Coffee Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated April 10, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 5, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comment by revising the draft Registration Statement to address the comment. The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment as well as a summary of the responsive actions taken.

We have included the page number to refer to the location in the Registration Statement where the language addressing the comment appears.

In addition to revising the disclosure in response to the Staff’s comment, the Company has also included the financial results for the three months ended March 31, 2019 and other information and data in the Registration Statement to reflect recent developments.

Subject to the market conditions and the Staff’s comments, the Company plans to request that the Staff declare the effectiveness of the Registration Statement in mid to late May 2019. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Risk Factors

Our dual-class share structure with different voting rights will limit your ability, page 48

1.              Please describe the risk that future issuances of Class B ordinary shares may be dilutive to Class A holders.

In response to the Staff’s comment, the Company has revised the disclosures on page 50 of the Registration Statement.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Reinout Hendrik Schakel at +86 186-0009-7592 (reinout.schakel@luckincoffee.com), or Ben Yang of Ernst & Young Hua Ming LLP at +86-21-2228-2925 (ben.yang@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Jenny Zhiya Qian, Chief Executive Officer
Mr. Reinout Hendrik Schakel, Chief Financial Officer and Chief Strategy Officer
Luckin Coffee Inc.

Ms. Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton

Mr. Ben Yang, Partner
Ernst & Young Hua Ming LLP